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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                                Nevada Power Company
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             (Exact name of registrant as specified in its charter)


             Nevada                                      88-0045330
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(State or other jurisdiction of                (IRS Employer Identification No.)
incorporation)

6226 West Sahara Avenue, Las Vegas, Nevada                 89102
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(Address of principal executive offices)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                          Name of each exchange on which
     to be so registered                          each class is to be registered
     -------------------                          ------------------------------

     Stock Purchase Rights                        Pacific Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          On October 11, 1990, the Board of Directors of Nevada Power Company (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Shares"). The dividend is payable on October 25, 1990 (the "Record Date") to the holders of record of Common Shares as of the close of business on that date.

          The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Rights Agreement (the "Rights Agreement") dated as of October 15, 1990 by and between the Company and Manufacturers Hanover Trust Company, as Rights Agent (the "Rights Agent").

     1.   COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

          Until the Distribution Date (as defined in Section 2 below),

               (a)  the Rights shall not be exercisable,

               (b) the Rights shall be attached to and trade only together with the Common Shares, and

               (c) the certificates representing Common Shares shall also represent the Rights related to such Common Shares.

Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.


     2.   DISTRIBUTION DATE

          The "Distribution Date" is the earliest of


               (a) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities) has become the beneficial owner of 10% or more of the outstanding Common Shares (such person is a "10% Stockholder" and the date of such public announcement is the "10% Ownership Date"),


               (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 10% Stockholder; or


               (c) the first date, on or after the 10% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or

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     exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business).

In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other person.

          Upon the close of business on the Distribution Date, the Rights shall separate and be separately tradeable from the Common Shares, and the Rights shall become exercisable to purchase Preferred Shares as described in Section 4 below.

     3.   EXPIRATION OF RIGHTS

          The Rights shall expire on October 14, 2000, unless earlier redeemed.

     4.   EXERCISE OF RIGHTS

          Rights may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 10% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 10% Stockholder shall be void.

               (a) RIGHT TO PURCHASE PREFERENCE SHARES FOLLOWING THE COMMENCEMENT OF A TENDER OFFER. Unless the Rights have previously expired or been redeemed or exchanged, from and after the close of business on the Distribution Date following the commencement of a tender of exchange offer, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock, par value $20 per Share, of the Company (the "Junior Preference Shares"), at an exercise price of $58 (the "Exercise Price").

               (b) RIGHT TO PURCHASE COMMON SHARES OF THE COMPANY FOLLOWING 10% OWNERSHIP DATE. Unless the Rights have previously expired or been redeemed or exchanged, from and after the close of business on the tenth business day following the 10% Ownership Date, each Right (other than a Right owned by the 10% Stockholder which has become void) shall be exercisable to purchase, at the Exercise Price (initially $58), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

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               (c)  RIGHT TO PURCHASE COMMON SHARES OF A SUCCESSOR CORPORATION
          FOLLOWING CERTAIN MERGERS AND CONSOLIDATIONS. Unless the Rights have previously expired or been redeemed or exchanged, if, on or after the 10% Ownership Date,

                    (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or

                    (ii) 50% or more of the Company's consolidated assets or
               earning power are sold (other than in transactions in the ordinary course of business),

          then each Right (other than a Right owned by the 10% Stockholder which has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $58), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

               (d) THE JUNIOR PREFERENCE SHARES. Prior to the Distribution Date, the Company may substitute for all or any portion of the Junior Preference Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Junior Preference Shares. The Junior Preference Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock, whether issued before or after the issuance of the Junior Preference Shares. The Junior Preference Shares may not be issued except upon exercise of Rights. The holder of a Junior Preference Share is entitled to receive when, as and if declared, the greater of

                    (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share, or

                    (ii) a preferential annual dividend of $1.00 per Junior
               Preference Share ($.01 per one one-hundredth of a Preferred
               Share).

          In the event of any voluntary liquidation, the holders of Junior Preference Shares shall be entitled to receive, in addition to all accrued and unpaid dividends and distributions on the Junior Preference Shares, a preferential payment of $23 per share; in the event of any involuntary liquidation, such preferential right would be $20 per share. Each Junior Preference Share has 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Junior Preference Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Junior Preference Shares as to dividends, voting and liquidation preferences are protected by anti-dilution provisions. It is anticipated that the value of one one-hundredth of a Junior Preference Share should approximate the value of one Common Share.

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     5.   ADJUSTMENTS TO PREVENT DILUTION

          The Exercise Price, the number of outstanding Rights and the number of Junior Preference Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution.

     6.   CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

          With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%. No fractional securities shall be issued upon exercise of a Right (other than fractions of Junior Preference Shares that are integral multiples of one one-hundredth of a Junior Preference Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

     7.   REDEMPTION

          At any time prior to the first event of the type described in Section 4(b) or (c) above, a majority of the directors may, at their option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon any such action by the Board of Directors (the "Redemption Date"), the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

     8.   EXCHANGE PROVISION

          Unless the Rights have previously expired or been redeemed, at any time after the 10% Ownership Date, the Board of Directors may elect to exchange all the then outstanding Rights (other than a Right owned by the 10% Stockholder which has become void) for Common Shares (and/or other securities) at an exchange ratio, per Right, of that number of Common Shares which has a Current Market Price equal to the "spread" between the Exercise Price and the Current Market Price of the Common Shares subject to purchase upon exercise of the Right (the "Exchange Ratio"). Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of such Rights thereafter shall be to receive a number of Common Shares (and/or other securities) equal to the Exchange Ratio.

     9.   NO SHAREHOLDER RIGHTS PRIOR TO EXERCISE

          Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, but not limited to, the right to vote or to receive dividends. In addition, exercise of the Rights is subject to compliance with any applicable legal or regulatory requirements, including, but not limited to, any necessary approval of the Nevada Public Service Commission for the issuance of Common Shares.

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     10.  AMENDMENT OF RIGHTS AGREEMENT

          At any time prior to the earlier of (a) the first event of the type described in Section 4(b) or (c) above or (b) the Redemption Date, a majority of the directors may, without the approval of any holders of Rights, direct the Company and the Rights Agent to amend the Rights Agreement in any manner, whether or not such amendment is adverse to the holders of Rights, and the Company and the Rights Agent shall so amend the Rights Agreement. At any time after the earlier of the first event of the type described in Section 4(b) or
(c) above and prior to the Redemption Date, a majority of the directors may, without the approval of any holders of Rights, direct the Company and the Rights Agent to amend the Rights Agreement in any manner so long as such amendment does not materially and adversely affect the interests of the holders of Rights (other than a 10% Stockholder), and the Company and the Rights Agent shall so amend the Rights Agreement.

ITEM 2.   EXHIBITS.

          Form of Rights Agreement dated as of October 15, 1990 by and between the Company and Manufacturers Hanover Trust Company, as Rights Agent which is hereby incorporated by reference to Form 8-A, File No. 1-4698 1990.

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                                  SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      NEVADA POWER COMPANY



Dated: February __, 1998              By: /s/ Charles A. Lenzie
                                          ------------------------------------
                                          Chairman and Chief Executive Officer

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                                EXHIBIT INDEX

EXHIBIT NO.

4.1 Rights Agreement(1) dated as of October 15, 1990 by and between Nevada Power Company and Manufacturers Hanover Trust Company, as Rights Agent.

























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(1)    Previously filed on Form 8-A, File No. 1-4698 1990, and hereby incorporated by reference.